# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KANZHUN LIMITED, CIK 0001842827
CUSIP: 48553T106
Title of class of securities: Class A ordinary shares, par value of $0.0001 per share; the CUSIP has been assigned to the ADS of the Issuer
Address of issuer's principal executive offices: 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang, District, Beijing, China (F4), 100020
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-035671
Filed by CIK 0001907962

## Reporting persons
- Peng Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 130,618,401; shared voting power 0; sole dispositive power 130,618,401; shared dispositive power 0; aggregate amount beneficially owned 130,618,401 (14.1% of the class)
  Comment: Represents 130,618,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on any resolutions tabled at the Issuer's general meeting, save for resolutions with respect to certain matters. Each Class B ordinary share is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 30, 2025.
- TECHWOLF LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 130,618,401; shared voting power 0; sole dispositive power 130,618,401; shared dispositive power 0; aggregate amount beneficially owned 130,618,401 (14.1% of the class)
  Comment: Represents 130,618,401 Class B ordinary shares held by TECHWOLF LIMITED. The registered office address of TECHWOLF LIMITED is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of September 30, 2025.

## Item 1. Issuer
Name of issuer: KANZHUN LIMITED
Address of issuer's principal executive offices: 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, F4, 100020

## Item 2. Person Filing
Name of person filing: Peng Zhao and TECHWOLF LIMITED (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The address of the Reporting Persons is 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, the People's Republic of China
Citizenship: Peng Zhao is a citizen of the People Republic of China. TECHWOLF LIMITED is a British Virgin Islands company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Peng Zhao -- 130,618,401

TECHWOLF LIMITED -- 130,618,401

Represents 130,618,401 Class B ordinary shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Peng Zhao as the settlor for the benefit of Mr. Zhao and his family.
Percent of class:
Peng Zhao -- 14.1%, representing 62.1% of the aggregate voting power

TECHWOLF LIMITED -- 14.1%, representing 62.1% of the aggregate voting power

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 927,734,042 ordinary shares (being the sum of 797,115,641 Class A ordinary shares and 130,618,401 Class B ordinary shares (excluding the Class A ordinary shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans and excluding the Class A ordinary shares underlying the ADSs repurchased by the Company pursuant to its share repurchase program) ) of the Issuer outstanding as of September 30, 2025. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes on any resolutions tabled at the Issuer's general meeting, save for resolutions with respect to certain matters. Each Class B ordinary share is convertible into one Class A ordinary share.
Sole power to vote or to direct the vote:
Peng Zhao -- 130,618,401

TECHWOLF LIMITED -- 130,618,401
Shared power to vote or to direct the vote:
Peng Zhao -- 0

TECHWOLF LIMITED -- 0
Sole power to dispose or to direct the disposition:
Peng Zhao -- 130,618,401

TECHWOLF LIMITED -- 130,618,401
Shared power to dispose or to direct the disposition:
Peng Zhao -- 0

TECHWOLF LIMITED -- 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 11, 2022 by the reporting persons with the Securities and Exchange Commission)

sec.gov/Archives/edgar/data/1842827/000119312522035671/d309440dex991.htm

## Signatures
- Peng Zhao: /s/ Peng Zhao, Peng Zhao (11/07/2025)
- TECHWOLF LIMITED: /s/ Peng Zhao, Director (11/07/2025)